UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

“BBVA, S.A.”, pursuant to the provisions of article 82 of the Spanish
Market Act, proceeds by means of the present document to notify the following:

                              SIGNIFICANT EVENT

BBVA announces that this morning it has informed the other members of the BNL
Shareholder Agreement executed on April 28, 2004, of its analysis of  the situation created after  Unipol´s announcement of July 18, 2005.

As is well known, Unipol disclosed several shareholder agreements with certain entities that had previously acquired significant participations in BNL that, added to the stake already declared by Unipol, gave them control over 46,95% of
BNL share capital. Unipol has not launched a competitor offer over BBVA´s but has only announced that it will in the future launch a compulsory offer - it is obliged to do so according to Italian law- of which only partial information been provided.

Once the full contents of the acquisitions and the shareholder agreements are known, it will be the supervisors and eventually the judicial authorities the ones in charge of evaluating whether such acquisitions and agreements have been executed according to law, and of determining their consequences.

However, the fact than such high percentage of the share capital has committed not to adhere to BBVA´s offer, and that other significant stakes are owned by other entities which in the past months have acted in a manner coinciding with
Unipol´s and its partners´, make foreseeable that BBVA´s offer will not be accepted by a number of shareholders representing a percentage that will allow
BBVA to reach a stake over 50% in BNL.

BBVA has informed its partners - and through this announcement informs the markets - that in this situation it will not acquire the BNL shares accepting the offer if such shares do not allow it to acquire the majority of the share capital, as BBVA will not waive the condition precedent of the offer which requires that the offer must be accepted by a number of shares that, added to the prior stake of BBVA in BNL, represent a percentage higher than 50%.

BBVA regrets that as a consequence of Unipol´s and its partners´ behaviour, BNL shareholders will not be able to benefit from the only offer in force
This offer, taking into account yesterday´s closing market price, is more beneficial than the offer that Unipol has announced it will launch, which depends among other factors, on the granting of the necessary authorizations on the financial guarantees required by law. BBVA also regrets that these facts do not allow the implementation of the business plan proposed by BBVA for BNL, which meant including BNL in a group of greater solvency and better ratings, provided for significant investments to improve its commercial and competitive capacities.

The proposed exchange offer for BNL shares described herein is not being made and will not be made, directly or indirectly, in or into the United States,
Canada, Japan, Australia, or any other jurisdiction in which any such exchange offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations.  BBVA will not be permitted to accept any tenders made from any of the foregoing jurisdictions.

No offer to purchase or sell securities described herein is being made, or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of
America and any offer described herein will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United
States. The BBVA securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 22, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.